Exhibit 3.09

                    Amendment to Amended and Restated Bylaws

The following Section 12 is hereby added to Article IX of the Amended and Restated Bylaws of Caraco Pharmaceutical Laboratories, Ltd.

      Section 12. The minutes of meetings and consents of the Board of Directors and shareholders of the Corporation may be retained in an accessible adequately safeguarded electronic record in lieu of an original written or printed record.


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